Exhibit 99.1

Tiger Media Reports Full Year of 2012 Results

Shanghai, China, April 19, 2013 — Tiger Media, Inc. (“Tiger Media” or the “Company”) (NYSE MKT: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today reported audited financial results for the full year ended December 31, 2012. The Company also announced today that it had filed its annual report for the year ended December 31, 2012 on Form 20-F with the U.S. Securities and Exchange Commission.

Full Year 2012 Financial Highlights

•	Net profit was $8.7 million compared to a net loss of $13.4 million in 2011 mainly as a result of a $9.4 million net gain from the disposal of subsidiaries.

•	Adjusted net loss (non-GAAP) was $8.4 million compared to an adjusted net loss (non-GAAP) of $1.9 million in 2011.

Peter W. H. Tan, Chief Executive Officer of Tiger Media, remarked, “We have been able to realize significant progress in the evolution of our business during 2012 and into 2013, transitioning from our legacy operations to strategic transactions with high profile partners. These new concessions possess higher margins, longer terms and greater strategic value. In addition, we have several other strategic concessions and transactions in progress that will create additional long-term revenue opportunities, strengthen and diversify our offerings in China’s media sector, deepen our national presence and further enhance shareholder value. We have eliminated nearly all of our remaining earn-out liabilities and we are debt free with sufficient liquidity to build and expand our concessions. Furthermore, as a result of the Company’s improved financial reporting systems we were able to achieve a timely filing of our annual results on Form 20-F prior to the April 30, 2013 deadline.

Our Luxury Mall LCD platform just completed the installation of 16 LCD screens at the prestigious Shanghai Center where we have already completed a high profile advertising campaign with a major international beverage company. We expect the build out of the Shanghai portion of this network to be completed in June 2013 at which point we will focus on expanding the Luxury Mall LCD network to other major cities in China.

Our full December 31, 2012 audited results differ slightly from our preliminary year end results announced on January 16, 2013, as a result of minor adjustments to certain accrued expenses. In addition, certain line items in our preliminary statement of operations were reclassified in our audited financial statements to properly account for the discontinued operations. However, this reclassification had no significant impact on the reported net profit.

Full Year 2012 Financial Results

Net Revenues & Gross Profit

For the full year 2012, our revenue has been classified as discontinued operations, after giving effect to the divestiture of SearchMedia International Limited in the year 2012. The results from these subsidiaries are presented as loss from operations of discontinued components and included in the net profit of the Company.

Loss from Continuing Operations

The loss from continuing operations for the year ended December 31, 2012 was $0.7 million compared to a loss of $3.7 million for the year ended December 31, 2011, mainly as a result of the $3.0 million extinguishment of the acquisition payable.

Profit/(Loss) from Discontinued Operations

The profit from discontinued operations for the year ended December 31, 2012 was $9.4 million compared to a loss of $9.7 million for the year ended December 31, 2011, mainly as a result of the $16.2 million gain on the disposal of subsidiaries, net of tax.

Net Profit

As a result of the foregoing, we had net profit of $8.7 million for the year ended December 31, 2012, as compared to a net loss of $13.4 million for the year ended December 31, 2011.

Adjusted net profit/(loss)

Adjusted net loss (non-GAAP), excluding non-cash items, was $8.4 million in 2012 compared to an adjusted net loss (non-GAAP) of $1.9 million in 2011 mainly due to a greater loss from subsidiaries. Please refer to the non-GAAP reconciliation table provided at the end of the release for a year-over-year comparison of non-cash adjustments.

For the year ended December 31, 2012, net cash used in operating activities totaled $6.0 million, with net cash used in investing activities of $3.0 million, offset by $11.5 million in net cash provided in financing activities.

As of December 31, 2012, the Company had $7.2 million in cash and cash equivalents. Stockholder equity was approximately $6.5 million and there were approximately 30.1 million common shares outstanding.

About Tiger Media

Tiger Media is a multi-platform media company based in Shanghai, China. Tiger Media operates a network of high-impact LCD media screens located in the central business district areas in Shanghai. Tiger Media’s core LCD media platforms are complemented by other digital media formats that it is developing including transit advertising and traditional billboards, which together enable it to provide multi-platform, “cross-over” services for its local, national and international advertising clients. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, whether our concessions possess higher margins, longer terms and greater strategic value; whether our new strategic concessions and transactions will create additional long-term revenue opportunities, strengthen and diversify our offerings in China’s media sector, deepen our national presence and further enhance shareholder value; whether we have sufficient liquidity to build and expand our concessions; whether the build out the Shanghai portion of our network will be completed in June 2013; whether we will be able to expand the LCD network to other cities in China ; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Paul Conway, 0118613918844646

ir@searchmediaholdings.com

Reconciliation of the audited number to non-GAAP financial figures

	For the year ended December 31, 2011		For the year ended December 31, 2012
	$	’000	$	’000
Audited profit/(loss)		(13,459)		8,752
Gain on deconsolidation of VIEs		(9,551)		—
Gain from extinguishment of acquisition consideration payable		(4,340)		(3,026)
Change of fair value of acquisition consideration payable		(10,681)		—
Loss on impairment of goodwill		27,927		—
Loss on impairment of intangible assets		2,723		—
Share-based compensation		894		660
Amortization on intangible assets		1,329		—
Loss on abandonment of lease		—		966
Gain on disposal of subsidiaries		—		(16,153)
Loss on disposal of fixed assets		—		373
Provision for litigation contingency		351		—
Bad debt provisions		2,905		—

Adjusted non-GAAP loss		(1,902)		(8,428)

TIGER MEDIA, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31,
	2011	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	39	7,209
Prepaid expenses and other current assets	36	273

Total current assets	75	7,482
NON-CURRENT ASSETS
Property and equipment, net	—	62

Total non-current assets	—	62

ASSETS OF DISCONTINUED COMPONENTS	50,425	—

Total assets	50,500	7,544

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	—	46
Accrued expenses and other payables	880	366
Acquisition consideration payable	1,043	549
Amounts due to related parties	174	110

Total current liabilities	2,097	1,071

LIABILITIES OF DISCONTINUED COMPONENTS	61,856	—

Total liabilities	63,953	1,071

SHAREHOLDERS’ EQUITY
Common Shares—$0.0001 par value 1,000,000,000 shares authorized, 21,687,497 and 30,143,741 shares issued and outstanding on December 31, 2011 and 2012, respectively	2	3
Additional paid-in capital	123,288	137,823
Accumulated other comprehensive loss	(1,071)	(4,433)
Accumulated deficit	(135,672)	(126,920)

Total shareholders’ equity / (deficit)	(13,453)	6,473

Total liabilities and shareholders’ equity	50,500	7,544

TIGER MEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

(Amounts in thousands, except share data)

	For the year ended December 31,
	2010	2011	2012
Advertising service revenues	$—	$—	$—
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating expenses
Sales and marketing expenses	(291)	(123)	(123)
General and administrative expenses	(2,435)	(3,880)	(3,448)
Gain from extinguishment of acquisition consideration payable	—	—	3,032

Loss from operations	(2,726)	(4,003)	(539)
Other income/(expense)
Interest income	7	—	10
Interest expense		—	(149)
Other income/(expense), net	413	256	—

Total other income/(expense)	420	256	(139)

Loss from continuing operations before income taxes	(2,306)	(3,747)	(678)
Provision for income taxes	—	—	—

Loss from continuing operations	(2,306)	(3,747)	(678)

Discontinued operations
Loss from operations of discontinued components, net of tax	(44,333)	(9,712)	(6,723)
Gain on disposal of subsidiaries, net of tax	—	—	16,153

Profit/(loss) from discontinued operations	(44,333)	(9,712)	9,430

Net profit / (loss)	$(46,639)	$(13,459)	$8,752

Earnings / (loss) per share
- Basic
Continuing operations	$(0.11)	$(0.18)	$(0.03)
Discontinued operations	(2.13)	(0.46)	0.42

	(2.24)	(0.64)	0.39

- Diluted
Continuing operations	$(0.11)	$(0.18)	$(0.03)
Discontinued operations	(2.13)	$(0.46)	0.41

	(2.24)	(0.64)	0.38

Weighted average number of shares outstanding -
- Basic	20,796,789	20,994,015	22,545,989
- Diluted	20,796,789	20,994,015	22,784,302

Comprehensive income:
Net profit/(loss)	$(46,639)	$(13,459)	$8,752
Foreign currency translation adjustment	103	(2,224)	(3,362)

Net comprehensive income/(loss)	$(46,536)	$(15,683)	$5,390

TIGER MEDIA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

(Amounts in thousands, except share data)

	Common Stock			Accumulated
	Number of Shares	Amount US$	Additional paid-in capital	other comprehensive income	Accumulated deficit	Total shareholders’ (deficit)/equity
Balance as of January 1, 2010	20,758,368	2	122,922	1,050	(75,574)	48,400
Net loss	—	—	—	—	(46,639)	(46,639)
Foreign currency exchange translation adjustment	—	—	—	103	—	103
Repurchase of warrants	—	—	(3,809)	—	—	(3,809)
Exercise of warrants	1,460	—	9	—	—	9
Share issued	6,250	—	—	—	—	—
Issuance of common shares for share incentive plan	92,583	—	1	—	—	1
Share-based compensation	—	—	2,398	—	—	2,398

Balance as of December 31, 2010	20,858,661	2	121,521	1,153	(122,213)	463
Net loss	—	—	—	—	(13,459)	(13,459)
Foreign currency exchange translation adjustment	—	—	—	(2,224)	—	(2,224)
Share issued for earn-out	750,380	—	871	—	—	871
Issuance of common shares for share incentive plan	78,456	—	2	—	—	2
Share-based compensation	—	—	894	—	—	894

Balance as of December 31, 2011	21,687,497	$2	123,288	$(1,071)	(135,672)	$(13,453)
Net profit	—	—	—	—	8,752	8,752
Foreign currency exchange translation adjustment	—	—	—	(3,362)	—	(3,362)
Share issued for earn-out	1,158,515	—	1,904	—	—	1,904
Extinguishment of ordinary shares	(132,272)	—	(147)	—	—	(147)
Issuance of common shares for share incentive plan	56,087	—	—	—	—	—
Share-based compensation	—	—	660	—	—	660
Conversion of promissory convertible notes	3,148,833	—	3,149			3,149
Repurchase of ordinary shares	(4,501,668)	—	(621)	—	—	(621)
Exercise of warrants	1,771,749	—	2,215	—	—	2,215
Issuance of shares	6,955,000	1	6,954	—	—	6,955
Options issued for divestiture of SearchMedia International	—	—	421	—	—	421

Balance as of December 31, 2012	30,143,741	$3	137,823	$(4,433)	(126,920)	$6,473

TIGER MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit / (loss)	$(46,639)	$(13,459)	$8,752
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of property and equipment	404	385	133
Amortization of intangible assets	1,737	1,329	—
Finance cost	—	—	149
Share-based compensation	2,398	894	660
Deferred tax expenses / (benefit)	(817)	(1,087)	—
Gain on disposal of subsidiaries	—	—	(16,153)
Change of fair value of acquisition consideration payable	—	(10,681)	—
Gain on extinguishment of consideration payable	—	(4,340)	(3,026)
Gain on termination of VIEs	—	(9,551)	—
Loss on impairment of goodwill	39,411	27,927	—
Loss on impairment of intangible assets	—	2,723	—
Loss on disposals of fixed assets	4	—	373
Bad debt provision on prepaid expenses and other current assets	1,006	832	(6)
Bad debt provision on accounts receivables	780	2,073	(130)
Changes in operating assets and liabilities:
(Increase) / decrease in assets:
Accounts receivable	(5,645)	(1,379)	3,538
Prepaid expenses and other current assets	(4,331)	(3,941)	1,804
Amounts due to/from related parties	1,882	(2,106)	240
Increase / (decrease) in liabilities:
Accounts payable	4,882	5,114	(661)
Accrued expenses and other payables	2,034	2,420	(167)
Amounts due to/from related parties	1,612	(1,558)	(23)
Deferred revenue	579	224	(1,165)
Income taxes payable	2,373	1,329	(306)

Net cash provided by/ (used in) operating activities	1,670	(2,852)	(5,988)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(140)	(47)	(47)
Proceeds from disposals of property and equipment	3	3	—
Cash disposed upon the termination of VIEs	—	(120)	—
Cash disposed upon disposal of subsidiaries	—	—	(2,356)
Cash paid for acquisitions, net of cash acquired	(20,015)	(738)	(549)

Net cash used in investing activities	(20,152)	(902)	(2,952)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in restricted bank deposit	259	10	(71)
Proceeds from short-term borrowings	768	1,346	—
Repayment of short-term borrowings	(693)	(747)	—
Proceeds from issuance of convertible promissory notes and warrants	—	—	3,000
Proceeds from exercise of options	9	2	—
Proceeds from exercise of warrants	—	—	2,215
Payment for repurchase of ordinary shares	—	—	(621)
Proceeds from issuance of ordinary shares	—	—	6,955
Issue of options	1	—	—
Repurchase of warrants	(3,809)	—	—

Net cash provided by/ (used in) financing activities	(3,465)	611	11,478
Foreign currency translation adjustment	103	219	41

Net increase / (decrease) in cash and cash equivalents	(21,844)	(2,924)	2,579
Cash and cash equivalents at beginning of year	29,398	7,554	4,630

Cash and cash equivalents at end of year	$7,554	$4,630	$7,209
Cash and cash equivalents from continuing components	$3,130	$39	$7,209
Cash and cash equivalents from discontinued components	$4,424	$4,591	$—

SUPPLEMENTAL DISCLOSURE INFORMATION
Cash paid for interest	$45	$89	$—
Cash paid for income taxes	$465	$314	$124
Non-cash investing transactions:
Acquisition consideration settled	$39,195	$15,891	$4,930
Payable in connection with purchase of property and equipment	$3	$—	$—
Non-cash financing transactions:
Conversion of promissory convertible notes	$—	$—	$3,149